JMP SECURITIES LLC

(SEC I.D. No. 8-39613)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

Filed pursuant to Rule 17a-5(e)(3) a under the Securities Exchange Act of 1934
as a **PUBLIC DOCUMENT**

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SEC FILE NUMBER
8-39613

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/22 AND ENDING 12/31/22

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **JMP Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ **Broker-dealer** ☐ **Security-based swap dealer** ☐ **Major security-based swap participant**

☐ **Check here if respondent is also an OTC derivatives dealer**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
600 Montgomery, Suite 1100
San Francisco, CA 94111

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Ray Jackson (415) 835-3979

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116
PCAOB Registration Date and Number: 10/20/03   #34

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See section 240.17a-5(e)(1)(ii).

JMP Securities LLC
Oath or Affirmation

I, **Raymond Jackson**, Chief Financial Officer, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of JMP Securities LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.





SHELBY HOGAN
Notary Public, State of Texas
Comm. Expires 02-09-2026
Notary ID 133579956

Notary Public

Signature

CHIEF FINANCIAL OFFICER
Title

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

JMP Securities LLC
Table of Contents

	Page No.
Oath or Affirmation..	3
Independent Public Accountant's Report...	5
Statement of Financial Condition..	6
Notes to Statement of Financial Condition...	7



Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Member of
JMP Securities LLC
San Francisco, California

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of JMP Securities LLC (the "Company"), a wholly owned indirect subsidiary of Citizens Financial Group, Inc., as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 30, 2023

We have served as the Company's auditor since 2022.

JMP Securities LLC
Statement of Financial Condition
December 31, 2022

Assets

Cash and cash equivalents	$ 51,286,200
Investment banking fees receivable	10,141,398
Receivable from clearing broker	1,117,159
Due from affiliates	2,729,140
Deferred tax asset	6,194,615
Other assets	2,992,026
Total assets	$ 74,460,538

Liabilities and Member's Equity

Liabilities

Accrued compensation and benefits	$ 17,134,655
Accounts payable and accrued expenses	4,275,477
Accrued managed deal expenses	1,112,013
Deferred revenue liability	2,370,070
Deferred compensation liability	5,087,421
Total liabilities	29,979,636
Liabilities Subordinated to Claims of General Creditors (Note 4)	10,000,000
Commitments and contingencies (Note 6)	
Member's equity	34,480,902
Total liabilities and member's equity	$ 74,460,538

The accompanying notes are an integral part of this financial statement

JMP Securities LLC
Notes to Statement of Financial Condition
December 31, 2022

1.   Organization and Description of Business

JMP Securities LLC (the "Company"), is a full service investment bank that provides equity research, institutional brokerage and investment banking services to growth companies and their investors. The Company is a wholly owned indirect subsidiary of Citizens Financial Group Inc. ("CFG" or "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company operates as an introducing broker and does not hold funds or securities for customers, does not owe any money or securities to customers, and does not carry customer accounts. All customer transactions are cleared through other broker-dealers on a fully-disclosed basis, and the Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

Subsequent to the issuance of the JMP Securities LLC 2021 financial statement, management determined that accounting for research revenue payments was not in accordance with ASC 606. As a result, JMP Securities LLC's member's equity balance as of January 1, 2022 has been adjusted in order to correct the overstatement of revenue in the prior period.

Balance at January 1, 2022 as previously reported (Unaudited):	$48,337,549
Adjustments (unaudited):	(2,151,282)
Balance at January 1, 2022:	$46,186,267

2.   Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statement includes the accounts of the Company and is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. dollar is the functional currency of the Company.

The preparation of the financial statement in accordance with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Substantially all of the Company's financial instruments are recorded at fair value or amounts that approximate fair value.

The fair value of the Company's financial instruments is generally obtained from quoted market prices or alternative pricing methodologies that the Company believes offer reasonable levels of price transparency. To the extent that certain financial instruments trade infrequently or are nonmarketable securities and, therefore, do not have readily determinable fair values, the Company estimates the fair value of these instruments using various pricing models and the information available to the Company that it deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, and other factors generally pertinent to the valuation of financial instruments.

See Note 3 of the Notes to Statement of Financial Condition for the disclosures related to the fair value of the Company's marketable securities and other investments.

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of 90 days or less to be cash equivalents. The Company holds cash in financial institutions in excess of FDIC insured limits. The Company periodically reviews the financial condition of the institutions and assesses the credit risk.

Investment Banking Fees Receivable

Investment banking fees receivable include receivables relating to the Company's investment banking or advisory engagements. The Company records an allowance for doubtful accounts on these receivables on a specific identification basis. Investment banking fees receivable which are deemed to be uncollectible are charged off and deducted from the allowance. There was no allowance for doubtful account related to investment banking fees receivable as of December 31, 2022.

Receivable from Clearing Brokers

The Company clears customer transactions through other broker-dealers on a fully disclosed basis. Included in receivables from clearing brokers are (i) commissions related to securities transactions generated in December 2022 and paid in January 2023, net of clearing costs, (ii) cash on deposit of $750,000 with the Company's clearing brokers and (iii) net receivable arising from unsettled trades.

Due from/to Affiliates

Due from affiliates includes income tax benefit receivables from the Parent and receivables from other affiliates for certain operating expenses paid on their behalf. Due to affiliates mainly consists of payables to the Parent and other affiliates for rent and operating expenses as well as interest on the subordinated borrowing described in Note 4. Due from/to affiliates balances are settled in cash through intercompany accounts.

Deferred Compensation Liability

Certain employees receive a portion of their performance-based bonuses in the form of deferred compensation. The deferred compensation typically vests over two years. The Company recognizes compensation expense related to deferred compensation over the required service period.

Deferred Revenue

Deferred revenue relates to the Company's brokerage and research revenues. At a Customer's discretion, the Company invoices the customer for these research services as indicated by the customer and the Company receives payments. The Company recognizes the existence of a contract upon receipt of the customers' payment and defers the revenue over a 12-month period.

Income Taxes

The Company is a single member limited liability company, which is treated as a disregarded entity for federal income tax purposes. As a result, the Company is effectively treated as a division of the Parent for federal income tax purposes. For the year ended December 31, 2022, the Company recognized income tax benefit as if it were a stand-alone taxpayer. The Company settles its income tax provision (benefit) with the Parent by agreement through intercompany accounts.

The Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authorities widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

The Parent filed income tax returns with the federal government and various state and local jurisdictions and does not anticipate any tax adjustments that will result in a material adverse effect on the Company's financial condition, results of operations, or cash flows.

The Company's policy for recording interest and penalties associated with the tax audits or unrecognized tax benefits, if any, is to record such items as a component of income taxes.

Share-Based Compensation
Share-based compensation awards include restricted share units ("RSUs") and options held by the Company's employees in respect of shares of common stock of the Parent, par value $0.01 per share.

The Company measures compensation expense related to restricted stock units based upon the fair value of the awards on the grant date, adjusted for forfeitures as they occur.

Other Assets
The following table presents components of other assets as of December 31, 2022.

Other Assets		
Prepaid expenses	$	1,449,414
Fixed assets, net		1,452,726
Other		89,886
Total other assets	$	2,992,026

At December 31, 2022, fixed assets consisted of the following:

Fixed Assets		
Furniture and fixtures	$	2,048,798
Computer and office equipment		237,933
Less: accumulated depreciation		(834,005)
Total fixed assets, net	$	1,452,726

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

3.   **Financial Instruments**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company provides the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

Level 1 - Quoted market prices in active markets for identical assets or liabilities.

Level 2 - Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 - Unobservable inputs that are not corroborated by market data.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices all of which are carried at fair value.

Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, prepayment speeds, default rates, loss severity, as well as other measurements. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable from objective sources.

The following table provide fair value information related to the Company's financial assets and liabilities as of December 31, 2022:

	Level 1	Level 2	Level 3	Total
Assets				
Money market fund	$ 10,135,021	$ -	$ -	$ 10,135,021
Total assets	$ 10,135,021	$ -	$ -	$ 10,135,021

Money market fund is carried in the Cash and Cash Equivalents line item on the Statement of Financial Condition.

Transfers between levels of the fair value hierarchy result from changes in the observability of fair value inputs used in determining fair values for different types of financial assets and are recognized at the beginning of the reporting period in which the event or change in circumstances that caused the transfer occurs. There were no assets or liabilities measured at fair value on a nonrecurring basis.

There were no transfers in/out of Level 1, Level 2 or Level 3 during the year ended December 31, 2022.

4.   Liabilities Subordinated to Claims of General Creditors

The Company has a subordinated credit facility with the Parent, whereby the Company can borrow up to $30,000,000 for regulatory capital purposes during its securities underwriting activities. The subordinated loan drawn on this credit facility matures on June 30, 2025, and bears interest at 4.474% per annum. As of December 31, 2022, the outstanding balance on the subordinated loan is $10,000,000. The subordinated loan agreement was approved by FINRA.

Subordinated debt with Parent is covered by agreements approved by the FINRA and qualify as equity capital in computing net capital under the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). To the extent that the subordinated liability is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

5.   **Related Party Transactions**

Under an Expense Allocation and Reimbursement Agreement entered into as of August 22, 2018, by and between the Company and its affiliates, the Company is allocated by, or charges to, its affiliates compensation and benefits, rental and other expenses based on each party's use of services or assets.

On January 1, 2022 the Company also entered into service agreements with its affiliates Citizens Bank, National Association ("CBNA") and CFG. CBNA and CFG provide support services to the Company and allocate direct and indirect costs attributable to the Company. Such costs include, but are not limited to, costs of the bank personnel providing services to the Company, including finance, human resources, technology, risk, audit, and facilities. All of the related party transactions are cash settled. As of December 31, 2022, the Company has $2,729,140 in Due from Affiliates.

The Company maintains a checking account with the Company's affiliate, CBNA, and cash held was $3,961,828 as of December 31, 2022.

6.   **Commitments and Contingencies**

The Company's affiliate, CBNA., leases office space for the benefit of its affiliates. A portion of such office space is occupied by the Company, and the Company is allocated rental expense and operating expenses associated with the space it occupies in accordance with the service agreements. The service agreements are cancellable with 60-day notice by any involved party and therefore no enforceable lease agreement or future commitment exists between the parties.

In connection with its underwriting activities, the Company may, from time to time, enter into firm commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. Securities underwriting exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. As of December 31, 2022, the Company had no open underwriting commitments.

The securities owned are on deposit with the clearing brokers and, together with the cash held by the clearing brokers, may be used to maintain margin requirements. Furthermore, the securities owned may be hypothecated or borrowed by the clearing brokers.

7.   **Litigation**

The Company is involved in a number of judicial, regulatory and arbitration matters arising in connection with our business. The outcome of matters the Company has been and currently is involved in cannot be determined at this time, and the results cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on our results of operations in any future period and a significant judgment could have a material adverse impact on our financial condition, results of operations and cash flows. The Company may in the future become involved in additional litigation in the ordinary course of our business, including litigation that could be material to our business.

The Company reviews the need for any loss contingency reserves and establishes reserves when, in the opinion of management, it is probable that a matter would result in liability and the amount of loss, if any, can be reasonably estimated. Management, after consultation with legal counsel, believes that the

currently known actions or threats will not result in any material adverse effect on the Company's financial condition, results of operations or cash flows.

8.   **Regulatory Requirements**

The Company is subject to Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2022, the Company had net capital of $20,113,077 which was $18,114,434 in excess of its required net capital of $1,998,643. The Company's ratio of aggregate indebtedness to net capital was 1.49 to 1.

All customer transactions are cleared through other broker-dealers on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the SEC.

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph k (2) (ii) and footnote 74 of SEC Release No. 34-70073 of such Rule under the Securities Exchange Act of 1934 as it is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with other clearing brokers or dealers, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Operating under this exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

9.   **Financial Instruments with Off-Balance Sheet Risk, Credit Risk or Market Risk**

The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with its clearing brokers. The Company may enter into margin transactions in its principal trading accounts held at a clearing broker. Such margin transactions are collateralized by the Company's cash and securities held in those accounts. As of December 31, 2022, there was no margin transactions and no cash or securities used as collateral at the clearing brokers. Clearing brokers have the right to pledge or hypothecate such collateralized assets under the margin transaction agreement. The receivable from the clearing brokers include commissions receivable related to security transactions of customers and amounts receivable in connection with the trading of proprietary positions. The Company is also exposed to credit risk from other brokers, dealers and other financial institutions with which it transacts business. In the event that these other parties do not fulfill their obligations in the course of business dealings, the Company may be exposed to credit risk.

The Company's trading activities include providing securities brokerage services to institutional clients. To facilitate these customer transactions, the Company purchases proprietary securities positions ("long positions") in equity securities. The Company also enters into transactions to sell securities not yet purchased ("short positions"), which are recorded as liabilities on the Consolidated Statement of Financial Condition. As of December 31, 2022, the Company did not hold a short or long securities position related to its brokerage services. The Company is exposed to market risk on these long and short securities positions as a result of decreases in market value of long positions and increases in market value of short positions. Short positions create a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amount recorded in the Consolidated Statement of Financial Condition. To mitigate the risk of losses, these securities positions are marked to market daily and are monitored by management to assure compliance with limits established by the Company.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the accounts of customers introduced by JMP Securities. Should a customer not fulfill its

obligation on a transaction, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of its customer. The Company's indemnification obligations to its clearing brokers have no maximum amount. All unsettled trades at December 31, 2022 have subsequently settled with no resulting material liability to the Company. The Company had no obligations outstanding under the indemnification arrangement as of December 31, 2022.

The Company is engaged in various investment banking and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

10. Income Taxes

As described in Note 2, the Company recognizes its U.S. Federal and state income taxes as if it were a stand-alone taxpayer. The Company settles its income tax provision (benefit) with the Parent by agreement through intercompany accounts.

The Company provides deferred income taxes on temporary differences using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the stand-alone hypothetical financial statement carrying amounts of existing assets and liabilities and their respective hypothetical tax basis.

The tax effects of temporary differences that give rise to significant portions of deferred taxes for the year ended December 31, 2022, are as follows:

Deferred tax assets:		
Deferred compensation	$	5,684,417
Deferred revenue		536,654
Depreciation		148,347
Total deferred tax assets		6,369,418
Deferred tax liabilities:		
Prepaid expenses		(174,803)
Total deferred tax liabilities		(174,803)
Net deferred tax asset	$	6,194,615

As of December 31, 2022, the Company had not accrued any interest or penalties related to unrecognized tax benefits. The Company does not believe that there will be a material change in its unrecognized tax positions over the next twelve months

11. Subsequent Events

Based on the Company's evaluation, there are no further events that have occurred subsequent to December 31, 2022 through March 30, 2023 that would require disclosure or adjustment in the financial statement.